Exhibit 99.1

Cash Store Financial releases second quarter financial results

EDMONTON, May 15, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX: CSF; NYSE: CSFS) today released financial results for the three and six months ended March 31, 2013. Summary financial tables are included with this release.

This release should be read in conjunction with the financial and operations update issued by press release dated May 8, 2013.

Financial update for the three months ended March 31, 2013

•	Adjusted EBITDA of $6.7 million compared to $750,000 for the same period last year.
•	Basic and diluted earnings per share $(0.24) compared to $(2.36) for the same period last year.

Financial update for the six months ended March 31, 2013

•	Adjusted EBITDA of $15.8 million compared to $10.3 million for the same period last year.
•	Basic and diluted of $(0.34) compared to $(2.31) for the same period last year.

The Board of Directors has determined not to issue a quarterly dividend in respect of the second quarter of fiscal 2013 for the period ended March 31, 2013.

The Board of Directors reviews the Company's dividend distribution policy on a quarterly basis.  This review includes evaluating the financial position, profitability, cash flow and other factors that the Board of Directors considers relevant.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 513 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition, as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition, as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Performance Measures

Throughout this release, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company's financial results. The non-U.S. GAAP measures mentioned in this release, along with the way in which management calculates them, are defined below.

•	EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA.

Selected Second Quarter and Year to Date Information

($000s, except for per share amounts, number of loans and branch count)		3 Months Ended		% Change	6 Months Ended		% change
		31-Mar-12	31-Mar-13		31-Mar-12	31-Mar-13
		Restated			Restated

Consolidated results
No. of branches	Canada	573	513		573	513
	United Kingdom	23	25		23	25
		596	538	-10%	596	538	-10%

Loan volume	Direct	$ 120,487	$ 127,050		$ 133,563	$ 307,649
	Brokered	70,543	59,273		257,079	82,136
		191,030	186,323	-2%	390,642	389,785	0%
Revenue
Loan fees		$ 30,545	$ 37,268	22%	$ 63,437	$ 75,286	19%
Other income		11,544	9,389	-19%	24,500	20,874	-15%
		42,089	46,657	11%	87,937	96,160	9%

Sales expenses
Salaries and benefits		17,672	14,325	-19%	34,528	28,787	-17%
Rent		4,911	4,457	-9%	9,677	8,891	-8%
Selling, general and administrative		6,406	5,076	-21%	12,895	10,045	-22%
Advertising and promotion		1,063	1,437	35%	2,753	2,806	2%
Depreciation of property and equipment		1,785	1,568	-12%	3,561	3,128	-12%
		31,837	26,863	-16%	63,414	53,657	-15%

Provision for credit losses		10,798	7,289	-32%	11,466	16,543	44%
Retention payments		2,271	1,665	-27%	8,828	3,434	-61%
Corporate expenses		6,626	9,247	40%	11,584	15,992	38%
Interest expense		3,068	4,644	51%	3,237	9,247	186%
Impairment of property and equipment		3,017	-	-100%	3,017	-	-100%
Expense to settle pre-existing relationships with third-party lenders		36,820	-	-100%	36,820	-	-100%
Class action settlements		-	-		-	-
Other depreciation and amortization		1,503	1,994	33%	2,086	4,166	100%
Income before income taxes		(53,851)	(5,045)	-91%	(52,515)	(6,879)	-87%
Net income (loss) and comprehensive income (loss)		$ (41,160)	$ (4,280)	90%	$ (40,200)	$ (5,982)	85%
EBITDA		(47,467)	3,161	107%	(43,500)	9,662	122%
Adjusted EBITDA		749	6,681	792%	10,300	15,833	54%
Weighted average number of shares
outstanding - basic		17,425	17,500	0%	17,422	17,557	1%
- diluted		17,425	17,500	0%	17,422	17,557	1%
Basic earnings (loss) per share		$ (2.36)	$ (0.24)	90%	$ (2.31)	$ (0.34)	85%
Diluted earnings (loss) per share		$ (2.36)	$ (0.24)	90%	$ (2.31)	$ (0.34)	85%
Consolidated Balance Sheet Information
Working capital		$ 58,321	$ 58,355	0%	$ 58,321	$ 58,355	0%
Total assets		217,161	192,049	-12%	217,161	192,049	-12%
Total long-term financial liabilities*		137,484	130,707	-5%	137,484	130,707	-5%
Total long-term liabilities		144,688	138,014	-5%	$ 144,688	138,014	-5%
*Total long-term financial liabilities excludes long term portion of deferred revenue, deferred lease inducements and deferred tax liabilities

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, Chairman and CEO, at 780-408-5118; or,

Craig Warnock, Chief Financial Officer, at 780-732-5683

Investor Relations are provided by Hayden IR. Contact is Brett Maas, Managing Partner. Contact: (646) 536-7331 (Office); or, (480) 861-2425 (Mobile).

CO: The Cash Store Financial Services Inc.

CNW 19:44e 15-MAY-13